Jpak Group, Inc.
15 Xinghua Road
Qingdao, Shandong Province
Postal Code 266401
People’s Republic of China

January 6, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Edwin Kim

Re:	Jpak Group, Inc.
Pre Effective Amendment No. 7 to Registration Statement on Form S-1
Filed December 16, 2008
File No. 333-147264

Dear Mr. Kim:

We filed Pre Effective Amendment No. 7 to our Registration Statement on Form S-1 on December 16, 2008.  We hereby request that the Registration Statement be declared effective at 5:00 p.m. Eastern Standard Time on Wednesday, January 7, 2009.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Jpak Group, Inc.

/s/ Mr. Wang
By: Mr. Wang
Chief Executive Officer, Principal Accounting Officer, President and Director